

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

December 31, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Quint O. Turner
Chief Financial Officer
Air Transport Services Group, Inc.
145 Hunter Drive
Wilmington, OH 45177

> **Re:** **Air Transport Services Group, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 000-50368**

Dear Mr. Turner:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

ACMI Services Segment, page 23
1. We note that, in your discussion of the results of operations for the ACMI Services segment and consolidated results on page 27, you have presented pre-tax earnings exclusive of the impairment charge taken during fiscal 2008. Such presentation constitutes a non-GAAP measure that must be accompanied by the disclosure required in Item 10(e) of Regulation S-K. Please either revise your presentation to include such disclosure or remove the measure. Alternatively, we would not object to the presentation of pre-tax earnings inclusive of the impairment charge followed by a discussion of the impact such charge had on total pre-tax earnings.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Note A – Summary of Financial Statement Preparation and Significant Accounting Policies

2. We note that you have recorded a goodwill impairment charge of $73 million during the year ended December 31, 2008. Given the remaining balance of $89.8 million it appears further goodwill impairment charges may have a material impact on your results. Please provide us with a summary of the impairment analysis you performed, including a discussion of the assumptions underlying your estimates of future cash flows. Please also compare the forecasted assumptions in the 2008 impairment analysis with your actual results through September 30, 2009. If such results did not meet or exceed your forecasts, please tell us whether and how you considered performing an additional impairment test at each subsequent quarterly period.

3. In addition, please provide us with and consider expanding your disclosures in future filings to include the following:
    - Percentage by which fair value exceeded carrying value as of the date of the most recent test;
    - More detailed description of the methods and key assumptions used and how the key assumptions were determined;
    - Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions (e.g. market-derived rate of return);

4. You do appear to have provided separate disclosure in relation to your goodwill and intangible asset impairments. In this regard, intangible assets subject to amortization should be tested for impairment in accordance with the guidance under Impairment or Disposal of Long-Lived Assets within ASC Topic 360-10 by applying the recognition and measurement provisions in paragraphs 360-10-35-17 through 35-35. Such test differs from goodwill impairment testing under ASC Topic 350-20-35. In particular, the cash flows used to test intangible assets subject to amortization are those generated by those assets and are not those of the enterprise as a whole. In this regard, please tell us and revise future filings to disclose the facts and circumstances leading to the impairment of your acquired intangible assets and the method for arriving at such impairment as well as determining fair value of such assets. If you do not believe such analyses would significantly differ, please clarify.

Property and Equipment, page 9

5. We note from your segment assets disclosure in your Form 10-Q for the quarterly period ended September 30, 2009 that approximately 21% of total assets are assigned to the DHL segment as of the end of the third quarter. We also note your disclosure in Note G in that Form 10-Q (page 16) of the number and type of aircraft you operate, and your disclosure in the discussion of the nature of operations in your Form 10-K and Forms 10-Q of the number of aircraft *not* operated under the DHL ACMI agreement. Please provide to us and revise your disclosure here, in your segment note, and in MD&A to indicate the number, type, and carrying value of aircraft operated in each segment. Include in this disclosure the number and carrying value of idle aircraft in each segment. Consider tabular form for clarity.

6. As a related matter, your disclosure in Note B – Significant Customers on page 12 of your Form 10-Q for the quarterly period ended September 30, 2009 indicates that DHL has expressed interest to contract with the you for aircraft dry lease and aircraft operations under competitive, commercial terms after the current ACMI agreement expires in 2010, and that DHL has executed a lease option agreement for four ABX Boeing 767 standard freighter aircraft under 64.5 month lease terms, each commencing August 15, 2010. Please tell us the total number and carrying value of aircraft operated under the DHL ACMI agreement, the number and carrying value of aircraft that are subject to contractual definitive agreements for redeployment, and how you have considered the need to perform an impairment assessment on the remaining aircraft.

7. We note that under provisions of the ACMI agreement you put approximately $31.3 million of aircraft to DHL. While you indicate that the aircraft were valued by an independent aircraft appraiser and put to DHL at the lower of fair market value or net book value, DHL has subsequently asserted that the aircraft have a fair market value of $22.7 million. Please summarize the material differences in assumptions leading to the difference in put value, and tell us how you have considered whether these differences materially impact fair value assessments required on your other aircraft.

Note H- Debt Obligations, page 18

8. Please tell us why you recorded the debt extinguishment of $27.2 million associated with the July 2009 lease agreement terminations as a capital transaction.

Schedule 14A

Executive Compensation, page 14

Competitive Benchmarking, page 15

9. It appears that you review different sets of companies to gather information about competitive compensation practices in your industry. In particular, you benchmark against a selected "peer group." Please tell us whether you also benchmark against the companies found in the additional executive compensation survey provided by Towers Perrin. We note the disclosure that the compensation guidelines provided data on the 25th, 50th and 75th percentile pay levels in the competitive market for setting your executive compensation levels. If so, please revise your executive compensation disclosure in future filings to identify the companies in the additional separate survey used if they were a material component of your executive compensation consideration.

Short-Term Incentive Compensation, page 16

10. In future filings, please revise to disclose in your Compensation Discussion & Analysis all performance targets that must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Juan Migone at 202-551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief